Confidential Treatment Request
By Wachovia Corporation
August 3, 2007
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation 2006 Annual Report on Form 10-K File No. 1-10000
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated July 20, 2007 (following Wachovia’s response letter dated July 6, 2007), regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comments. For your convenience, Wachovia has restated the staff’s comments and keyed its responses accordingly
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
1.	Please more fully describe the price sensitivity analysis used to prospectively test effectiveness as referred to in your response to comment 4 of our letter dated June 28, 2007.

Wachovia Response:

The prospective price sensitivity analysis referred to in our response to comment 4 of your letter dated June 28, 2007, is performed by positively and negatively stressing the current forward Libor curve for 50, 100 and 200 basis point (bp) increments. This analysis is updated monthly and is identical to the analysis that we perform at hedge designation. Cumulative fair values for the designated hedged risk and the hedging instrument are obtained for each of the stressed scenarios and are used to calculate the expected hedge effectiveness. Provided that the hedge effectiveness for each scenario falls within the range of 80% – 125%, we conclude that the hedge relationship can be expected to be highly effective. The interest rate stress scenarios of 50, 100 and 200 bps represent a reasonable estimate of potential changes in interest rates and are also consistent with the volatility assumptions Wachovia uses to evaluate earnings sensitivity to changes in interest rates as discussed in the Interest Rate Risk Management section on page 38 of our 2006 Annual Report on Form 10-K.

2.	Regarding cash flow hedges of forecasted transactions, including purchases and issuances of assets and liabilities as well as forecasted interest receipts and payments, please tell us the following for each type of forecasted transaction:
•	How you aggregate similar cash flows under paragraph 29(a) of SFAS 133

Wachovia Response:

In accordance with SFAS 133 paragraph 29(a), we specifically identify in our hedge documentation the forecasted transaction as a single transaction or as a group of individual transactions that share the same risk exposure. Each distinct hedge strategy is separately documented.

As discussed in our response to comment 1 of your letter dated June 28, 2007, forecasted purchase commitments are designated as cash flow hedges of the forecasted transaction that will be consummated upon gross settlement of the derivative contract itself. Each of Wachovia’s forward purchase commitments is for an existing specifically identified individual security or loan, and as such, we do not aggregate cash flows for these hedge strategies. For Wachovia’s other cash flow hedge strategies, forecasted transactions that share the same risk exposure are aggregated based on the nature of the hedged benchmark interest rate risk associated with the identified financial instrument type (e.g., 1 day Libor, 1 month Libor, 3 month Libor or 6 month Libor)

As presented on page 114 in our 2006 Annual Report on Form 10-K, we aggregated cash flows into the following categories for purposes of applying cash flow hedge accounting at December 31, 2006:
°	First forecasted interest receipts on commercial loans that reset based on 1 month Libor

°	Proceeds from the first forecasted issuance of deposits that are part of a 3 month rollover strategy where the benchmark interest rate risk is 3 month Libor

°	Proceeds from the first forecasted issuance of repurchase agreements (dollar rolls) that are reissued every 30 days where the benchmark interest rate risk is 1 month Libor

°	First forecasted interest payments on long-term debt with resets based on 1 month Libor

°	First forecasted interest payments on long-term debt with resets based on 3 month Libor

°	First forecasted interest payments on long-term debt with resets based on 6 month Libor

°	Proceeds from the first forecasted issuance of deposits that are part of an overnight rollover strategy where the benchmark interest rate risk is 1 day Libor.
As set forth in our hedge documentation for each of our cash flow hedge strategies, interest rate swaps are designated on the trade date as hedging the cash flows that occur starting on the effective date of the derivative. The hedged forecasted transaction is the first Libor based interest receipts, payments or proceeds beginning on the effective date of the derivative, that are not already hedged. Forecasted transactions within a hedge strategy continue to be assigned to derivatives chronologically based on the derivative’s effective date until all of the derivative notional has been assigned. Accordingly derivative instruments and the respective hedged forecasted transactions are ordered from the earliest effective date to the latest effective date. Additional detail, as appropriate, is included in each individual hedge strategy document.

In response to comment 3 herein, we provide an example of our hedge documentation related to cash flow hedges of forecasted repurchase agreements (dollar rolls). In this hedge strategy, we aggregate cash flows that are attributable to the forecasted issuances of Wachovia’s dollar rolls that are reissued every thirty days at par as part of a rollover strategy. The aggregation includes dollar rolls that have original maturities of 27-34 days to accommodate certain market conventions including weekends and holidays. Interest rate swaps that reset based on 1 month Libor are designated in individual hedging relationships within the hedge strategy.

The dollar roll hedge strategy is one of several discrete hedge strategies encompassed within our short-term liability funding program. When assessing whether a forecasted issuance of a short-term liability within this program is probable of occurring, we first consider forecasted issuances of short-term liabilities within each discrete strategy and then, if necessary, the remaining forecasted issuances of short-term liabilities under this program. We rely on regression analysis of the underlying benchmark interest rates to conclude that all of the hedged forecasted cash flows in the short-term liability funding program share the same risk exposure. Under this program, if the amount of dollar rolls reissued in a month is less than forecasted, we would assess whether there are other available unhedged forecasted cash flows within the short-term liability funding program. Provided that another cash flow within the program is probable of occurring and that cash flow is not already being hedged, we conclude that the forecasted transaction remains probable. The use of the program approach is consistent with example 8 on page 106 of SFAS 133. Please note that our monitoring processes allow us to identify the forecasted cash flows within the strategy at any point during the hedge term, and our assessment and measurement considers the actual forecasted cash flows being hedged. Since the implementation of SFAS 133, we have had only four instances where we needed to consider other available unhedged forecasted cash flows in the corresponding program to conclude on the probability of our forecasted cash flows.

•	The defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction

Wachovia Response:

The time period over which we forecast cash flows to be probable is the term of the corresponding hedging instrument for all forecasted transactions. As presented on page 117 in our 2006 Annual Report on Form 10-K, hedging derivatives with terms greater than 10 years are limited, and represent approximately 1% of corresponding hedgeable floating rate liability cash flows at December 31, 2006.

•	How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period

Wachovia Response:

We review the hedged forecasted transactions that were expected to occur during the period to ensure that they actually occurred, and we reassess that the hedged forecasted transactions are probable to occur in the future. The following is performed:
°	We consider information such as: historical trends and growth of our balance sheet (both funding sources and uses), Wachovia’s business objectives, expected growth rates, management’s intent, the frequency and volume of past transactions, and the volume of potentially hedgeable cash flows relative to hedging instrument notional.

°	For each hedge strategy we compare the principal balance (e.g. daily, monthly) for the item(s) in which forecasted transactions are expected to occur to ensure that the corresponding principal balance is greater than the notional of the hedging instruments thus confirming that the forecasted transaction occurred.

°	We review average balances of the items in which the forecasted transactions are expected to occur.

°	We review the corporate forecast of balances and interest rate resets by type of hedged item.

Provided that the collective consideration of all of the procedures above supports that the forecasted transactions are probable to occur during the term of the hedging instrument, hedge accounting is continued. Further details of this analysis and process are included in our response to comment 3 herein.

•	Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency

Wachovia Response:

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•	Whether you have ever changed the forecasted transaction of an established hedge

Wachovia Response:

We have never changed the forecasted transaction of an established hedge.

•	If so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

Wachovia Response:

As indicated in the previous response, we have not changed our forecasted transactions, and therefore, this question is not applicable.
3.	Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of forecasted repurchase agreements. Please ensure this documentation shows how you concluded that the individual pool of repurchase agreements shares the same risk exposure.

Wachovia Response:

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* * *

     Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at
(704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Senior Vice President and
     Principal Accounting Officer

Appendix A
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Appendix B
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